上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

020763 14

4th September, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N. W.
Washington, D. C. 20549
U. S. A.

Re: Shanghai Industrial Holdings Limited (the "Company")
Rule 12g3-2(b) Materials
File No. 82-5160

Dear Sirs or Madams,

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose the following material pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company :

1. An announcement dated 30th August, 2002 in respect of the Interim Results Announcement of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to us.

Very truly yours,

Roger L. C. Leung
Company Secretary

dlw 9/24

cc: Morrison & Foerster, LLP
Mr. Jonathan Lemberg./Mr. Paul Boltz

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

副
COPY

SEC MAIL PROCESSING
RECEIVED
SEP 23 2002
WASH. D.C. 155 SECTION

4th September, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N. W.
Washington, D. C. 20549
U. S. A.

Re: Shanghai Industrial Holdings Limited (the "Company")
Rule 12g3-2(b) Materials
File No. 82-5160

Dear Sirs or Madams,

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose the following material pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company :

1. An announcement dated 30th August, 2002 in respect of the Interim Results Announcement of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to us.

Very truly yours,

Roger L. C. Leung
Company Secretary

cc: Morrison & Foerster, LLP
Mr. Jonathan Lemberg./Mr. Paul Boltz

香港告士打道39號夏愨大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong. Tel: (852) 2529 5652 Fax: (852) 2529 5067

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

2002 Interim Results Announcement

- Net profit for the period amounted to approximately HK$485 million. Earnings per share amounted to approximately HK54 cents.
- An interim dividend of HK15 cents per share was declared payable, representing an increase of approximately 7% over the same period in 2001.
- Bright Dairy was listed on the Shanghai Stock Exchange subsequent to the period under review. The Group will record an exceptional gain of approximately HK$220 million in the second half of the year.
- SMIC receives satisfactory sales orders and business operations are in line with expectations.
- The Group has entered into an agreement to acquire up to a 50% interest in EAS International, which owns a nationwide modern logistics network, thereby accelerating the development of the Group's modern logistics business.
- SIIC MedTech completed the acquisition of a 56% controlling stake in Xiamen Chinese Medicine and raised its interest in E-COM to 24.35%, becoming its largest shareholder. These acquisitions further enhance the development of the Group's medical science business, attaining to a high-tech platform.
- The Group is focusing on developing its infrastructure facilities, modern logistics, information technology, medicine and bio-technology businesses.

CONSOLIDATED INCOME STATEMENT

The Board of Directors of Shanghai Industrial Holdings Limited (the "Company") is pleased to announce that the unaudited consolidated income statement of the Company and its subsidiaries (the "Group") for the six months ended 30th June, 2002, together with the comparative figures over the corresponding period last year are set out below:

	Notes	Six months ended 30th June, 2002 HK$'000	2001 HK$'000
Turnover	1	1,720,301	1,617,651
Cost of sales		(807,372)	(790,198)
Gross profit		912,929	827,453
Investment income		43,488	142,261
Other revenue		27,888	11,953
Distribution costs		(259,356)	(211,134)
Administrative expenses		(169,941)	(185,148)
Profit from operations	2	555,008	585,385
Finance costs		(41,564)	(58,293)
Share of results of jointly controlled entities		87,190	131,654
Share of results of associates		28,090	42,187
Gain on deemed disposal of interests in a jointly controlled entity		–	155,694
Profit from ordinary activities before taxation		628,724	856,627
Taxation	3	(80,583)	(55,559)
Profit before minority interests		548,141	801,068
Minority interests		(62,863)	(110,551)
Net profit for the period		485,278	690,517
Dividends	4	312,688	269,803
Earnings per share	5		
— Basic		HK53.6 cents	HK76.8 cents
— Diluted		HK52.5 cents	HK75.7 cents

Notes:

(1) **Segment Information**

An analysis of the Group's turnover and contribution to profit from operations by principal activity and geographical region is as follows:

	Turnover Six months ended 30th June, 2002 HK$'000	2001 HK$'000	Profit from operations Six months ended 30th June, 2002 HK$'000	2001 HK$'000
Business segment				
Consumer products/Retailing	946,095	916,769	111,267	85,173
Medicine and Bio-technology	419,884	339,402	84,544	67,767
Infrastructure and Modern Logistics	354,322	361,480	353,698	360,856
	1,720,301	1,617,651	549,509	513,796
Less: Net central administrative expenses			(23,898)	(20,943)
Add: Interest income			29,397	92,532
Profit from operations			555,008	585,385
Geographical region				
Mainland People's Republic of China	1,347,417	1,253,809	497,240	470,644
South-East Asian countries	168,882	142,778	16,461	9,356
Hong Kong	65,276	56,094	18,980	18,426
Other Asian countries	66,348	84,920	10,413	9,842
Other areas	72,378	80,050	6,415	5,528
	1,720,301	1,617,651	549,509	513,796
Less: Net central administrative expenses			(23,898)	(20,943)
Add: Interest income			29,397	92,532
Profit from operations			555,008	585,385

(1) Infrastructure and modern logistics

Infrastructure facilities

The Yanan Elevated Road, the Inner Ring Road and the North-South Elevated Expressway elevated road projects are currently one of the Group's main sources of cash flow, providing considerable, stable cash returns annually. The cash returns will continue to support the Group's overall business development, while also nurturing its new business developments. Net profits derived from the Group's elevated road projects for the first half of 2002 amounted to HK$354,000,000, accounting for approximately 67% of the Group's net business profit.

During the period, the Shanghai Pudong Waigaoqiao Container Terminal Phase One Project received approval from the relevant PRC government authority. Discussions with various investment partners are currently underway to finalise the detailed proposals in respect of its operation and commencement of construction, as well as the subsequent capital contribution procedures and work schedules. Waigaoqiao's container throughput is rising. It is anticipated that the Waigaoqiao Project will bring new profitability to the Group's infrastructure business.

Modern logistics

The period under review saw fundamental progress in developments that make up the basic masterplan of the Group's modern logistics business. In addition to the newly established Shanghai Industrial Wai Lian Fa International Logistics Corporation Limited ("Shanghai Wai Lian Fa") and the Shanghai Industrial Sinotrans International Logistics Company Limited ("Shanghai Sinotrans"), in April 2002, the Group entered into an agreement to acquire a stake in the Beijing-based EAS International Transportation Limited ("EAS International"), and through which it further acquired in July 2002 a controlling interest in Hong Kong's CTII Worldwide Limited (now renamed EAS Worldwide Logistics Limited ("EAS Worldwide")). Together, these companies form a basic management operation platform that encompasses Beijing, Shanghai and Hong Kong, and through which the Group is gradually integrating its overall logistics business and expanding its nationwide reach in this area.

EAS International, a conglomerate with a nationwide modern logistics business network in China, is engaged in the businesses of freight forwarding, courier delivery, warehousing and logistics services. EAS International currently has an annual air cargo and forwarding turnover of approximately 1.3 million tonnes and a marine cargo volume of approximately 140,000 TEU, representing a total turnover of approximately RMB2,000,000,000. EAS International has close to 100 branches and offices nationwide servicing some 1,100 cities. Overseas, EAS International provides services that covers more than 200 cities and regions worldwide. In April 2002, the Group signed the sale and purchase agreement for its interest in EAS International. The Group invested RMB55,000,000 in the first phase of acquisition, representing a 25% interest in EAS International and securing de facto control and management right of the company. The agreement for the second phase of investment of RMB150,000,000 was signed recently, bringing the Group's interest in EAS International to 50%. Subject to relevant PRC laws and regulations, the Group will eventually acquire an interest in EAS International of more than 60%.

In order to strengthen EAS International's global customer network, carrying capacity and profitability, the Group actively looked for strategic investors and joint venture partners during the period. In July 2002, through a wholly-owned subsidiary of EAS International, the Group has secured a 51% interest in EAS Worldwide and became its controlling shareholder. The company is already operational. The new acquisition enhances the overall competitiveness of the Group's logistics business. The Group will continue its search for quality international logistics partners and professional investors in a bid to elevate its logistics business platform to an even higher level.

Shanghai Wai Lian Fa commenced operation in October last year. Its key business processes are currently undergoing improvement and integration. Its overall business has spiralled to over 33,000 tonnes of warehouse delivery, 2.4 million pieces of goods, nearly 35,000 warehouse product items and 41,300 tonnes of storage capacity recorded in the first half of 2002. The freight forwarding and import/export business also underwent a smooth expansion and revenue is gradually increasing.

Shanghai Sinotrans secured formal approval from the relevant PRC authorities in February 2002 and obtained its business license in March 2002. The company is engaged principally in the import/export freight forwarding business and is planning to tap into the base of logistics customers in the Shanghai Chemical Industry Zone. The company started formal operation in July 2002.

(2) Information technology

Since Semiconductor Manufacturing International Corporation ("SMIC") commenced trial operations in September 2001, orders flow has been satisfactory and the company has reached its production volume to 10,000 wafers per month in June this year. The construction of the No.2 and No.3 factories was completed. SMIC is currently one of the world's largest and the nation's most advanced silicon foundries. It has also acquired 0.18-micron CMOS process certification, for which it has completed the construction of a standard design platform. The No. 2 and No. 3 factories are expected to begin operation in September 2002 with a production target of 30,000 wafers per month. SMIC is expected to have revenue break-even by the fourth quarter of this year. During the period, SMIC entered into sales contracts and formed alliances with various technology

quality certification and entered the U.S. market, helping to expand the company's international market share for raw pharmaceuticals.

In the first half of 2002, Mergen Limited ("Mergen") finalised its contracts with leading bio-technology company CuraGen to provide it with microarrays supply, custom array design, production and array hybridization services. In March 2002, Mergen introduced a new array, containing 12,000 unique human genes, which emerged as its bestseller. New Rat ExpressChip™ and Mouse ExpressChipTM were also launched in May and July respectively. Mergen's first "bacterial array" will be presented in the near future.

Subsequent to the period under review, the Group subscribed HK$52,690,000 for about 9% of the equity interests in Shanghai Fudan-Zhangjiang Bio-pharmaceutical Co., Ltd. to enhance synergy in the Group's bio-medical research arena.

(4) **Consumer Products/Retailing**

Net profit arising from the Group's consumer products/retailing business for the period was approximately HK$130,600,000, an increase of about 15% over the same period last year and accounting for approximately 25% of the Group's net business profit.

Tobacco and Printing

Nanyang Brothers Tobacco Company, Limited produced significant results during the period. Net profit was approximately HK$46,780,000, up some 18.3% over the same period last year. The company successfully solidified its Singapore market and expanded into the new Taiwan market. Overall exports and domestic sales in the Hong Kong market were stable, with satisfactory growth in home-produced cigarettes, such as "Double Happiness". Sales of duty-free cigarettes rose 103% over the same period last year, while sales of cigarettes under distribution in the Hong Kong market also recorded growth, with "Chunghwa", "Peony" and "Liushuiyin Lights" delivering respective increases of approximately 12.2%, 8.8% and 15.6%.

The Wing Fat Printing Company, Limited ("Wing Fat Printing") realised stable growth in the first half of 2002, with turnover rising by approximately 29.1% over the same period last year. Net profit was approximately HK$43,000,000, representing an increase of 16% over the corresponding period in 2001. Subsidiaries of Wing Fat Printing in China reached their sales targets and continued to contribute to the profits of Wing Fat Printing.

Dairy

During the period under review, Bright Dairy applied to the China Securities Regulatory Commission for listing on the PRC A Share market and received approval from the share issuance review committee. Bright Dairy was listed on 28th August, 2002 and has issued 150 million new RMB-denominated shares, raising net proceeds of approximately RMB950,000,000. As a result, the Group will record an exceptional gain of approximately HK$220,000,000 in the second half of the year. Subsequent to the listing of Bright Dairy, the Group's shareholding has dropped from 40% to approximately 30.8%.

Bright Dairy sustained satisfactory results for the period and realised sales revenues of approximately RMB2,300,000,000. Net profit for the period was approximately RMB95,500,000. While its major markets are located in Shanghai and Eastern China, the company will expand further into Northern and Southern China in an attempt to develop and broaden its domestic market. During the period, sales of Bright Dairy's bottled milk rose 322% over the same period last year and Bright Dairy's technology centre developed 14 new products, among them include "Mai Feng" Fresh Milk and Breakfast Milk and "Look" Yoghurt drink. The company's thermostatic products are already distributed nationwide.

Retailing

Shanghai Orient Shopping Centre Ltd. realised a net profit of approximately RMB18,200,000 in the first half of 2002, an increase of approximately 23% over the same period last year. The company hosted various product promotions and sales activities in the first half of the year, all of which created good marketing opportunities for the company to achieve sound economic returns.

(5) **Automotive parts**

The Group's automotive parts business segment registered a net profit of approximately HK$42,300,000 for the first half of 2002, a drop of about 52% compared to the same period in 2001, and accounted for approximately 8% of the Group's net business profit.

Sales of Shanghai Huizhong Automotive Manufacturing Co., Ltd. ("Shanghai Huizhong") rose compared to the same period last year, nonetheless, profit target was not being met due to substantial price cuts in domestically manufactured sedans. Total profit recorded for the period was approximately RMB66,850,000, a decline of some 61% over the same period last year. The first half of 2002 also saw the commencement of plant renovation/construction work, project feasibility studies and equipment installation for the company's joint-venture projects.

Shanghai Wanzhong Automotive Components Co., Ltd. ("Shanghai Wanzhong") began production last year and generated a net profit of approximately RMB1,840,000 during the period under review. Sales revenue amounted to approximately RMB16,020,000, with 45 sets of imported equipment installed. Shanghai Wanzhong has tightened up the implementation of its heavy truck

Add: Interest income	29,397	92,532
Profit from operations	555,008	585,385

(2) **Profit From Operations**

Profit from operations has been arrived at after charging (crediting):

	Six months ended 30th June, 2002 *HK$'000*	2001 *HK$'000*
Depreciation and amortisation of property, plant and equipment	49,548	44,853
Dividend income from listed investments	(416)	(2,755)
Gain on disposal of investments in securities	(8,136)	(40,119)
Interest income	(29,397)	(92,532)
Net unrealised gain on investments in securities	(3,712)	(6,014)

(3) **Taxation**

	Six months ended 30th June, 2002 *HK$'000*	2001 *HK$'000*
The charge comprises:		
Current period taxation of the Company and its subsidiaries:		
Hong Kong Profits Tax	10,862	7,379
PRC income tax	28,314	26,624
	39,176	34,003
Underprovision of PRC income tax in prior years	8,011	–
	47,187	34,003
Share of PRC income tax of jointly controlled entities	25,198	16,441
Share of PRC income tax of associates	8,198	5,115
	80,583	55,559

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the period.

Pursuant to the relevant laws and regulations in the PRC, the Group's PRC subsidiaries, jointly controlled entities and associates are entitled to certain exemption and reliefs from PRC income tax for a number of years. Certain PRC subsidiaries and associates are also entitled to reduce tax rates because they are classified as high technology entities under relevant rules. The PRC income tax charges for the current period are arrived at after taking into account these various tax incentives.

(4) **Dividends**

	Six months ended 30th June, 2002 *HK$'000*	2001 *HK$'000*
2001 final dividend of HK34 cents (2000 final dividend: HK30 cents) per share	312,688	269,756
Additional final dividend due to exercise of share options/issue of new shares on subscription	–	47
	312,688	269,803

The directors have determined that an interim dividend of HK15 cents (2001 interim dividend: HK14 cents per share, totalling approximately HK$125,688,000) should be paid to the shareholders of the Company whose names appear in the Register of Members on 27th September, 2002.

(5) **Earnings Per Share**

The calculation of the basic and diluted earnings per share for the six months ended 30th June, 2002 is based on the following data:

	Six months ended 30th June, 2002	2001
Earnings:		
Net profit for the period and earnings for the purpose of basic earnings per share	HK$485,278,000	HK$690,517,000
Effect of dilutive potential ordinary shares — adjustment to the share of results of a subsidiary based on potential dilution of its earnings per share	HK$(199,000)	–
Earnings for the purpose of diluted earnings per share	HK$485,079,000	HK$690,517,000
	Number of shares	
Weighted average number of ordinary shares for the purpose of basic earnings per share	905,509,890	899,328,972
Effect of dilutive potential ordinary shares — share options	17,687,640	13,290,581
Weighted average number of ordinary shares for the purpose of diluted earnings per share	923,197,530	912,619,553

INTERIM DIVIDEND

The Board of Directors of the Company has resolved to pay an interim dividend of HK15 cents (2001: HK14 cents) per share for the six months ended 30th June, 2002. The dividend will be paid on 8th October, 2002 (Tuesday) to shareholders whose names appear on the Register of Members of the Company on 27th September, 2002 (Friday).

CLOSE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 25th September, 2002 (Wednesday) to 27th September, 2002 (Friday), both days inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Secretaries Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by 4:00 p.m. on 24th September, 2002 (Tuesday).

BUSINESS REVIEW, DISCUSSION AND ANALYSIS

For the six months ended 30th June, 2002, the Group's operation as a whole maintained satisfactory. Being affected by such factors as a reduction in interest income and a slippage of its automotive parts business due to market adjustment, the Group's unaudited profit attributable to shareholders amounted to approximately HK$485,278,000, representing a decrease of approximately 17.8% over the same period last year after excluding the exceptional gain derived from the spin-off listing of Shanghai Jahwa United Co., Ltd. ("Shanghai Jahwa"), and down approximately 29.7% over 2001 taking into account of the above exceptional gain. The Board has resolved to pay an interim dividend of HK15 cents per share, representing an increase of about 7% over the corresponding period last year. The application by Shanghai Bright Dairy and Food Co., Ltd. ("Bright Dairy") for listing on the PRC A Share market was approved and Bright Dairy was listed on the Shanghai Stock Exchange on 28th August, 2002. Due to this, the Group will record an exceptional gain of approximately HK$220,000,000 in the second half of the year.

During the period, the Group actively went through integration and adjustment of the business development of its member companies, further intensifying the Group's overall business transformation. Each investment project progresses systematically and offers satisfactory returns.

which it has completed the construction of a standard design platform. The No. 2 and No. 3 factories are expected to begin operation in September 2002 with a production target of 30,000 wafers per month. SMIC is expected to have revenue break-even by the fourth quarter of this year. During the period, SMIC entered into sales contracts and formed alliances with various technology business partners, including Toshiba, Fujitsu of Japan and Chartered Semiconductor Manufacturing Ltd. of Singapore. This year SMIC also established a long-term partnership in advanced semiconductor process technologies with Europe's leading research and development centre for microelectronics, IMEC.

SII's net profit during the period was approximately RMB21,290,000, up about 43% compared with the same period last year. During the first half of 2002, SII was committed to developing its core businesses, making steady progress in its principal activities. In the first half of 2002, Shanghai Cable Network Co., Ltd. virtually completed the upgrade of its two-way cable television network for 40,000 subscribers. The upgrade for a total of 1,600,000 subscribers will be completed by the end of 2002, covering most districts within the city's urban area. Currently, over 40,000 commercial subscribers have access to the company's "Cableplus" broadband data service. With the construction of the Shanghai Government's system service network, Shanghai Information Pipeline Co., Ltd. ("SIP") has a total of over 600 km pipelines. SIP also provides leased line and fiber services to telecommunications and network operators. Sales contracts entered into during the first half of 2002 amounted to RMB80 million. Currently, Shanghai Credit Information Services Co., Ltd. ("CIS") has the personal credit information of about 2,800,000 individuals stored in its consumer credit information databank. As at the end of June, the credit reports issued by CIS rose by 126.9% compared to the same period last year. In March 2002, the Shanghai Enterprise Credit Information System, the most comprehensive and integrated database in the city, was formally rolled out.

In the first half of 2002, Lucent Technologies, the major partner of Shanghai Optical Communications Development Co., Ltd. ("Shanghai Optical Communications") underwent a business adjustment and sold its interests in Shanghai Optical Communications' subsidiary, Lucent Technologies Shanghai Fibre Optics Co., Ltd. During the period, Shanghai Optical Communications also sold some of its assets in its subsidiary, Lucent Technologies of Shanghai, Ltd. Due to business adjustment, Shanghai Optical Communications recorded a net profit of only approximately RMB4,990,000 during the period under review.

During the period, Shanghai Communication Technologies Centre ("SCTC") recorded a net loss of approximately RMB1,260,000, which represented an improved performance, with losses narrowed by approximately RMB2,640,000, compared to the same period last year. In 2002, SCTC is dedicated to fostering the compatibility between its products and national mainstream products. During the period, featured projects included the Xinwen light rail project in collaboration with Shanghai Bell Co., Ltd., as well as the 2002 national digital TV key project, tendered jointly with SCTC's partner.

As a result of its share of SMIC's loss due to depreciation and interest expenses, the information technology business segment recorded a loss for the period of approximately HK$28,500,000.

(3) Medicine and bio-technology

Complementing the Group's overall development strategy, the Group's medicine and bio-technology business comprises its Hong Kong-listed subsidiary, SIIC Medical Science and Technology (Group) Limited ("SIIC MedTech"), together with its three bio-technology development and pharmaceutical companies in Shanghai and the United States.

In the first half of 2002, turnover of SIIC MedTech amounted to approximately HK$420,000,000, representing an increase of about 23.7% over 2001. Operating profit amounted to approximately HK$88,220,000, up approximately 22.7% over the same period last year. Net profit for the period was approximately HK$45,520,000. Excluding the exceptional gain derived from the listing of Shanghai Jahwa, SIIC MedTech recorded an approximate 5.3% growth in net profit compared to the corresponding period last year. The Group's share of SIIC MedTech's net profit was approximately HK$29,300,000, constituting approximately 5% of the Group's net business profit.

Sales of Chia Tai Qingchunbao's pharmaceutical and healthcare products grew by approximately 6.9% and 64.6% respectively compared with the corresponding period last year. During the period, sales of principal products, such as the "Shen Mai Injection", the "Dan Shen Injection", the "Huang Qi Injection" and the "Herba Houttuyniae Injection", increased by approximately 6.9%, 16.5%, 26.6% and 34.4% respectively over the same period last year. Meanwhile, sales of "Qingchunbao Anti-ageing Tablets" grew by approximatley 70.4%.

SIIC MedTech also achieved breakthroughs in the acquisition of traditional Chinese medicine businesses. During the period, the company concluded an agreement with Xiamen Chinese Medicine Co., Ltd. ("Xiamen Chinese Medicine") to acquire a 56% stake in the latter. Xiamen Chinese Medicine was established over 30 years ago and primarily produces traditional Chinese medicine-based drugs and healthcare products. Currently, 40 of such Chinese medicine-based drugs are produced. Key products include "Xinhuang Tablet", "Haizhu Chuanxiding Tablet", "Liuwei Dihuang Pill" and "Shenshu Granules".

With respect to its medicine retailing business, Hangzhou Huqingyutang Chinese Medicine Store Co., Ltd. is progressing steadily, with its branding advantages and sales network helping the sales of SIIC MedTech's products. In areas of medical care and nursing, Guangdong Biolight Medical Technology Co. Ltd. made headway to sign a formal agreement recently with GE Medical Systems Trading and Development (Shanghai) Ltd. in appointing the latter as its agent to distribute a selection of its products. The company will take advantage of the new relationship to solidify its sales and distribution network and expand market share. In the personal care sector, Shanghai Jahwa achieved approximately 7.4% increase in turnover over the corresponding period last year. Sales of its "Liushen" and "Herborist" series of products increased by approximately 13% and 50% respectively over the same period last year. "Herborist" was launched successfully in Xian, Qingdao, Nanjing and Shenzhen and there are currently seven franchised stores. In Hong Kong, marketing channels for "Herborist" were restructured and its products are now sold through the Watson's chain of drugstores.

During the first half of 2002, SIIC MedTech increased its interests in E-COM Technology Co., Ltd., whose digital imaging system has been adopted by a number of renowned hospitals, to 24.35%, becoming its largest shareholder. The total contracted sum increased by approximately 189% over the 2001 turnover. In addition, the relevant agreements were signed recently for SIIC MedTech to acquire a 21.31% stake in MicroPort Medical (Shanghai) Co. Ltd. ("MicroPort") by way of capital injection and the issuance of new shares. MicroPort is engaged principally in the research, production, sale and service of high-tech medical instruments for micro wounds in China. This project will further consolidate SIIC MedTech's strategy of integrating the medical and pharmaceutical business.

Owing to an increase in research and development costs, and unsatisfactory sales of G-CSF products over the period, Shanghai Sunway Biotech Co., Ltd. ("Sunway Biotech") recorded a net loss of approximately RMB15,790,000 in the first half of 2002. During the period, Sunway Biotech completed Phase 2 clinical trials of H101, a Class One new medicine. Preparation work for Phase 3 clinical trials is underway. Pre-clinical studies for H103 have been launched in the U.S. and China simultaneously.

Product sales by Shanghai Sunve Pharmaceutical Co., Ltd. ("Sunve Pharmaceutical") improved in the first half of 2002 compared with the same period last year. Sunve Pharmaceutical returned to profitability and recorded a net profit of approximately RMB4,750,000 during the period under review. During the same period, "Permixon" obtained State approval as a repackaged imported drug and sales were launched in Shanghai. SM2-NA and SDM passed the United States FDA's

Shanghai Wanzhong Automotive Components Co., Ltd. ("Shanghai Wanzhong") began production last year and generated a net profit of approximately RMB1,840,000 during the period under review. Sales revenue amounted to approximately RMB16,020,000, with 45 sets of imported equipment installed. Shanghai Wanzhong has tightened up the implementation of its heavy truck technology renovation project to consolidate its market share.

The net profit of Shanghai SIIC Transportation Electric Co., Ltd. ("SIIC Transportation") during the period was approximately RMB37,930,000, up about 56% over the same period last year. During the first half of 2002, the company focused on developing high value-added and high-tech products. SIIC Transportation is the nation's only supplier of door modulars for cars. Door modulars for three models from the company's subsidiaries accounted for some 34.9% of its overall sales. To expand its sales network, SIIC Transportation standardised its nationwide marketing and distribution strategies, enrolling146 dealers in the first half of 2002; 133 of them made sales.

PROSPECTS

In the first half of 2002, Shanghai's economy continued its sustained growth. With the city's outstanding investment environment and development potential, the Group has been actively participating in key development projects being planned by the Shanghai Municipal Government, further expanding its business areas.

Currently, the Group's clearly defined objectives are to focus on developing its infrastructure facilities, modern logistics, information technology, medicine and bio-technology businesses, and to make more investment thereon. This enhances to accelerate its business transformation. Based on this foundation, the Group will integrate its internal resources and streamline business reorganisation through integrating and contracting non-core businesses including by way of spin-offs for listing and internal reorganisation or transfer, all of which will help to create clear development objectives.

Meanwhile, the Group will continue to strive strenuously for a better financial structure, adopt stringent controls on operating costs and risks, and work to create sound business and economic returns. The Group will also continue to allocate resources efficiently and regulate corporate management in order to raise its standards of corporate governance and transparency in a bid to establish a competitive business platform, which will subsequently enhance integrated profitability and secure better returns for shareholders.

On behalf of the Board, I would like to take this opportunity to express my gratitude to our shareholders for their continuing support. My appreciation goes also to all our staff for their tremendous efforts and contributions.

FINANCIAL REVIEW

Profit from ordinary activities before taxation

Investment income

Investment income for the period fell significantly from approximately HK$142,260,000 for the corresponding period last year to approximately HK$43,490,000, a decrease of approximately HK$98,770,000. This was primarily due to the significant decrease in interest income from bank deposits of approximately HK$63,140,000 during the period resulted from the significant reduction in bank deposit rates in the U.S. and Hong Kong since the latter half of 2001. In addition, gains from disposal of listed securities also fell by approximately HK$31,980,000.

Finance costs

Finance costs for the period decreased by approximately HK$16,730,000 over the same period last year primarily because the Group has repaid last year a long-term bank loan of approximately HK$585,000,000 that became due the same year.

Deemed Profit on disposal of interests in a jointly controlled entity

Deemed Profit on disposal of interests in a jointly controlled entity recorded in the corresponding period last year was derived from the listing of Shanghai Jawah, a jointly controlled entity of the Group's subsidiary, SIIC MedTech, of which SIIC MedTech held a 40% interest, on the A Share market of the Shanghai Stock Exchange in March 2001 which generated an exceptional gain of approximately HK$155,690,000 for SIIC MedTech, of which approximately HK$100,000,000 was attributed to the Group. There was no deemed profit on disposal of interests in jointly controlled entities by the Group recorded during the period.

Loans and capital

— As at 30th June 2002, the Group's short-term loan was reduced by HK$383,100,000 to approximately HK$843,590,000, primarily as a result of the Group's repayment of a long-term syndication loan of approximately HK$1,170,000,000 that became due during the year. During the period, a new five-year term and revolving loan of HK$1,600,000,000 was raised, of which the revolving portion of HK$800,000,000 was classified as short-term loan.

— Long-term loan rose by HK$800,000,000, being the long term portion of the new five-year loan of HK$1,600,000,000.

— As the Group has repaid during the period the last instalment of its five-year syndication loan of US$300,000,000 that was raised in 1997, the Group has no US$ loan. Its outstanding loan are in denominations of HK$ and RMB, of which the five-year term loan of HK$800,000,000 is repayable in full by 2007. As at 30th June 2002, approximately 97% of the loans were HK$ loans.

— Liquid fund held was approximately HK$3,262,330,000, of which the proportions of US$, HK$ and RMB were approximately 45%, 21% and 34% respectively.

— The Group remains a net cash position in respect of its indebtedness. Sound debt-equity structure of the Group lends key supports to the Group's business development. However, in line with the pace of business development and actual funding requirements, the Group has capitalised on the current low interest rates to improve its financial structure during the period by way of raising a new HK$1.6-billion loan at more favourable interest rates.

— Shareholders' fund of the Group rose by approximately HK$435,140,000 to approximately HK$12,873,540,000.

— Gearing ratio of the Group increased from approximately 8.7% from last year end to approximately 10.9%.

REVIEW OF INTERIM FINANCIAL STATEMENTS

The Audit Committee has reviewed with management and the external auditors, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including the review of the unaudited interim financial statements.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities during the period under review.

PUBLICATION OF DETAILED INTERIM RESULTS ON THE STOCK EXCHANGE OF HONG KONG LIMITED'S WEBSITE

All the information of the interim results of the Group for the six months ended 30th June, 2002 required by paragraphs 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") will be published on the Stock Exchange's website later in due course.

Cai Lai Xing
Chairman

Hong Kong, 30th August, 2002